TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Second Quarter Earnings
Saskatoon, Saskatchewan, Canada, August 12, 2009
Cameco Corporation (TSX: CCO; NYSE: CCJ) today reported second quarter 2009 net earnings of $247 million ($0.63 per share diluted), $97 million higher than net earnings of $150 million ($0.42 per share diluted) recorded in the second quarter of 2008. For the six months ended June 30, 2009, net earnings were $329 million ($0.85 per share diluted), $45 million higher than net earnings of $284 million ($0.79 per share diluted) recorded in the first half of 2008.
Second quarter 2009 adjusted net earnings1 of $140 million ($0.36 per share adjusted and diluted) were 1% higher than in the second quarter of 2008. This was due to higher earnings in the fuel services and electricity businesses, partially offset by lower results in our uranium and gold businesses.
Adjusted net earnings1 for the first half of 2009 were 20% lower than in 2008 due to lower earnings in the uranium and gold businesses, partially offset by higher results in the fuel services and electricity businesses.
In our uranium business, higher costs of sales adversely affected uranium profits in the second quarter and for the first half of the year. However, these costs for the year, excluding costs for purchased uranium, are still expected to be within our prior guidance (increasing by between 5% and 10%). Overall costs of sales are forecast to rise by 20% to 25% as we expect to purchase additional uranium at prices substantially higher than our costs of production to support our sales activities, including higher trading volumes.
Our gold business was impacted by lower gold production and higher operating costs during the quarter and for the first six months of the year.
In our electricity business, an increase in the realized price led to stronger results in the quarter and for the first half of the year. The increase was due largely to revenue recognized by BPLP under its agreement with the Ontario Power Authority (OPA). In addition, an increase in generation contributed to the improved results for the first six months.

[1]	Net earnings for the quarters and six months ended June 30, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 10.

Results in our fuel services business were positively impacted by higher realized prices both during the quarter and for the first half of the year. In addition, during the quarter an increase in sales contributed to the stronger quarterly results.
“Cameco has delivered strong financial results complemented by good performance at the company’s operations during the first half of 2009,” said Jerry Grandey, Cameco’s president and CEO.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. Cameco’s unaudited second quarter financial statements and management’s discussion and analysis are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

	Three months ended		Six months ended		Yr/Yr
	June 30		June 30		Change
Financial Highlights	2009	2008	2009	2008	%
Revenue ($ millions)	774	620	1,389	1,213	15
Net earnings ($ millions)	247	150	329	284	16
Earnings per share (EPS) — basic ($)	0.63	0.44	0.86	0.82	5
EPS — diluted ($)	0.63	0.42	0.85	0.79	8
Adjusted net earnings ($ millions)[1]	140	139	230	287	(20)
EPS — adjusted and diluted ($)[1]	0.36	0.39	0.60	0.79	(24)
Cash provided by operations[2] ($ millions)	125	113	316	259	22

[1]	Net earnings for the quarters and six months ended June 30, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 10.

[2]	Including changes in working capital. For more information on working capital changes, refer to note 11 of the second quarter unaudited consolidated financial statements.
Cameco’s results come from four business segments:
URANIUM
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Revenue ($ millions)[1]	443	329	779	667
Gross profit ($ millions)	171	183	287	352
Gross profit %	39	56	37	53
Average realized price
($US/lb)	40.64	47.35	38.86	43.84
($Cdn/lb)	51.45	51.12	49.31	47.64
Sales volume (million lbs)[1]	8.5	6.3	15.6	13.8
Production volume (million lbs)	3.8	5.2	8.6	9.0

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement.

Uranium Results
For the second quarter of 2009, revenue from our uranium business increased by $114 million to $443 million due to a 35% increase in reported sales volumes and a marginal increase in the realized selling price (in Canadian dollars). The increase in the average realized price (in Canadian dollars) was related to higher prices under fixed-price contracts and a more favourable foreign exchange rate being offset by lower realized prices under market-related contracts.
The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. For the remainder of 2009, uranium revenue is more heavily weighted to the fourth quarter.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $272 million in the second quarter of 2009 from $146 million in the second quarter of 2008 due to the 35% increase in sales volume and a 40% increase in the unit cost of product and services sold. Consistent with the first quarter of 2009, the average unit cost of sales continued to be negatively impacted by the carryover effect of lower production in 2008, recent purchases at near market prices, higher royalties and increased input costs.
For the first six months of 2009, revenue from our uranium business increased by $112 million to $779 million due to a 13% increase in reported sales volumes and a 4% increase in the realized selling price (in Canadian dollars).
Our total cost of products and services sold, including DD&R, increased to $492 million in the first half of 2009 from $315 million in the first half of 2008 due to the 13% increase in sales volume and a 39% increase in the unit cost of product and services sold. Average unit cost of sales were negatively impacted by the carryover effect of lower production in 2008, recent purchases at near market prices, higher royalties and increased input costs.
Uranium Production

	Three months		Six months
Cameco’s share of production	ended June 30		ended June 30		2009 planned
(million lbs U3O8)	2009	2008	2009	2008	production[1]
McArthur River/ Key Lake	2.0	3.2	5.6	6.4	13.1
Rabbit Lake	1.0	1.5	1.5	1.5	3.6
Smith Ranch/Highland	0.5	0.3	0.9	0.7	1.8
Crow Butte	0.2	0.1	0.4	0.3	0.7
Inkai	0.1	0.1	0.2	0.1	0.9

Total	3.8	5.2	8.6	9.0	20.1

[1]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A for more information about the assumptions and risk factors associated with this production forecast, which remains unchanged from the forecast presented in our annual MD&A.

FUEL SERVICES
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Revenue ($ millions)	82	54	135	114
Gross profit ($ millions)	25	(6)	33	(3)
Gross profit %	31	(11)	24	(3)
Sales volume (million kgU)[1]	4.1	3.1	6.0	6.5
Production volume (million kgU)[2]	2.2	1.8	4.4	3.9

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
In the second quarter of 2009, revenue from our fuel services business was $82 million, an increase of $28 million compared to the same period in 2008 due to a 32% increase in reported sales volumes and a 16% increase in the average realized price for fuel services products.
Total cost of products and services sold, including DD&R, decreased to $57 million in the second quarter from $60 million for the same period in 2008. The cost of products sold in both 2009 and 2008 was impacted by the curtailment of production at the Port Hope UF6 conversion plant. In the first half of 2009, the plant was shutdown due to the unavailability of hydrofluoric acid (HF), while in 2008 operations were suspended to allow for the clean up of contaminated soil. All costs associated with the UF6 conversion plant were expensed as incurred in the second quarter of each year ($7 million in 2009; $14 million in 2008).
In the first six months of 2009, revenue from our fuel services business was $135 million, an increase of $21 million compared to the same period in 2008 due to a 29% increase in the average realized price for fuel services products, partially offset by an 8% decline in sales volumes. The increase in the realized price was largely attributable to prices realized under UF6 conversion contracts. The timing of deliveries of fuel services within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.
Total cost of products and services sold, including DD&R, decreased to $102 million in the first half of 2009 from $117 million for the same period in 2008. The cost of products sold in both 2009 and 2008 was impacted by the curtailment of production at the Port Hope UF6 conversion plant. All costs associated with the UF6 conversion plant were expensed as incurred in the first half of each year ($18 million in 2009; $28 million in 2008).
Our Port Hope conversion services, fuel manufacturing production and SFL supply totalled 2.2 million kgU in the second quarter of 2009 compared to 1.8 million kgU in the second quarter of 2008. Port Hope conversion services, fuel manufacturing production and SFL supply was 4.4 million kgU for the first six months of 2009 compared to 3.9 million kgU for the same period in 2008.

At our Blind River refinery, we produced 3.6 million kgU in the second quarter of 2009 compared to 2.9 million kgU for the second quarter of 2008. Total UO3 production for the first six months of 2009 was 7.2 million kgU compared to 6.0 million kgU in the first half of 2008.
NUCLEAR ELECTRICITY GENERATION
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP). As a result of a significant deterioration in the Ontario electricity market and supported by an amendment to the agreement with the OPA that governs the Bruce B floor price, $172 million (Cameco’s share, $54 million) was recognized as revenue in the second quarter of 2009.
Under the terms of the agreement, all output from the B reactors is supported by a floor price. The floor price is adjusted annually for inflation and is currently $48.76/MWh. Payments under the agreement are received monthly, based on the positive difference between the floor price and the spot price and are not subject to repayment to the extent that the floor price exceeds the average spot price for the year. A recent amendment to the agreement limits to the current year (versus over the contract life) the period over which repayment is calculated.
During the second quarter, Cameco’s pre-tax earnings from BPLP amounted to $40 million compared to $13 million for the same period in 2008. This increase in 2009 was due to the increased revenue, partially offset by the reduction in generation and higher operating costs.
BPLP achieved a capacity factor of 75% in the second quarter of 2009 compared to 81% in the same period of 2008. During the second quarter of 2009, the BPLP units generated 5.3 TWh of electricity compared to 5.7 TWh in 2008.
The realized price, which reflects contract revenue, spot sales and payments under BPLP’s agreement with the OPA, averaged $70 per MWh in the quarter, 25% higher than the realized price for the second quarter of 2008. The increase is largely the result of recording such payments as revenue. During the quarter, the Ontario electricity spot price averaged $23 per MWh compared to $47 per MWh in the second quarter of 2008. Electricity prices in the Ontario market have been trending lower due primarily to reduced industrial demand, increased generation and low fossil fuel prices. Pursuant to its agreement with the OPA, BPLP received $137 million during the quarter.
Cameco’s pre-tax earnings from BPLP for the first half of 2009 amounted to $84 million compared to $20 million in the same period of 2008. The increase is attributable to higher realized electricity prices, a higher capacity factor and lower operating costs.
For the first six months of the year, the BPLP units achieved a capacity factor of 86%, compared with 77% in the same period last year. These units produced 12.0 TWh during the first half of 2009, an increase of 1.2 TWh over the same period last year, due primarily to the extended planned outage of unit B5 and numerous forced outages in 2008.
BPLP’s realized price, which reflects contract revenue, spot sales and payments under its agreement with the OPA, averaged $63 per MWh for the first half of the year, 13% higher than the realized price in the same period last year. The increase is largely the result of recording such payments as revenue. During the first six months of 2009, the Ontario electricity spot price averaged $33 per MWh, significantly lower than the average of $48 per MWh from the same period of 2008. Pursuant to its agreement with the OPA, BPLP has recognized $172 million as revenue year to date.
GOLD
Cameco owns approximately 49% of and has voting control over approximately 53% of Centerra’s shares. Centerra owns and operates two gold mines.
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Revenue ($ millions)	129	143	250	256
Gross profit ($ millions)	(21)	33	(19)	77
Gross profit %	(17)	23	(8)	30
Realized price ($US/ounce)	905	889	906	898
Sales volume (ounces)	115,000	160,000	224,000	284,000
Gold production (ounces)[1]	110,000	158,000	214,000	279,000

[1]	Represents 100% of production from the Kumtor and Boroo gold mines.
For the three months ended June 30, 2009, revenue from our gold business decreased by $14 million to $129 million compared to the second quarter of 2008 due to lower sales volumes, partially offset by a 2% increase in the US dollar selling price.
For the six months ended June 30, 2009, revenue from our gold business decreased by $6 million to $250 million compared to the first six months of 2008 due to lower sales volumes, partially offset by a 1% increase in the US dollar selling price. Revenues were influenced by an improved $Cdn/$US exchange rate that averaged 1.22 in the first half of 2009 compared to 1.01 in 2008.
OUTLOOK FOR THE YEAR 2009
For the convenience of the reader, we have summarized Cameco’s 2009 consolidated outlook and 2009 outlook for each business segment in a table called “2009 Financial Outlook” provided in our second quarter MD&A.
Below we discuss the material changes made to the 2009 outlook contained in our annual MD&A, as updated by our first quarter MD&A.
Consolidated Outlook for 2009
For 2009, consolidated revenue is now expected to increase 5% to 10% over 2008 compared to our previous estimate indicating it would be similar to 2008. The increase in the estimate is related to the change in the outlook for uranium revenue and electricity revenue as discussed below.

2009 Outlook for Uranium
In 2009, reported uranium sales volumes are expected to total 34 million to 36 million pounds U3O8 compared to the 32 million to 34 million pounds previously reported due to new commitments entered into with deliveries in 2009. As a result, we now expect uranium revenue for 2009 to increase by 5% to 10% over 2008 compared to our previous estimate that revenue would decrease 2% to 5%.
Our unit cost of product sold for the full year is now expected to rise by 20% to 25% compared to 2008. In the first quarter report, we estimated an increase of 15% to 20%. The increase is related to additional purchases of uranium at prices substantially higher than our cost of production.
Cost of product sold represents the average cost of inventory, which includes both produced and purchased material. Consistent with prior disclosure, the estimated cost of produced material is expected to contribute a 5% to 10% increase in our average unit cost of product sold. The remainder of the year-over-year increase is attributable to the cost of purchased material.
Cameco purchases uranium to support its sales activities, including higher trading volumes. The supply interruption provisions in our sales contracts protect us from having to purchase uranium in the event of a shortfall in planned production or deliveries under the highly enriched uranium agreement.
BPLP’s Outlook for 2009
Electricity revenue in 2009 is expected to increase 10% to 15% over 2008 compared to the 5% to 10% decrease previously reported. This change in outlook is largely the result of payments expected under BPLP’s agreement with the OPA, as described earlier. We expect BPLP will receive these payments throughout the remainder of the year and that none of the amounts recorded as revenue will have to be repaid.
In addition, BPLP has in place financial contracts that correspond to about 43% of planned generation over the remainder of the year. These contracts were entered into during the 2006-2008 period, when the spot price exceeded the floor price and reflected the strong forward market. BPLP receives or pays the difference between the contract price and the spot price. Payments from the OPA recognized as revenue plus benefits under the financial contracts will contribute to higher realized electricity revenue for 2009.
Gold Outlook for 2009
Centerra now expects its 2009 production to total between 680,000 and 730,000 ounces compared to its previous estimate of 720,000 to 770,000 ounces. The reduction is due to lower than expected production at Boroo resulting from the operational shutdown caused by an illegal work stoppage and subsequent licence suspension. See section titled “Company Updates – Centerra” in this document for more information.
Uranium Price Sensitivity (2009 to 2013)
The uranium price sensitivity table for the period 2009 to 2013 has been updated in our second quarter MD&A to reflect our revised sales volume forecast, deliveries made and contracts entered into up to June 30, 2009.

For the complete table of expected realized uranium price sensitivity and accompanying assumptions please see our second quarter MD&A.
COMPANY UPDATES
Cigar Lake
Cameco continues to make progress in remediating the inflow that occurred August 12, 2008 during an initial attempt to dewater the underground workings. Remediation of the inflow is still expected to take most of 2009 with dewatering of shaft 1 planned thereafter.
The August 2008 inflow came from a fissure located in the top of a tunnel on the 420 metre level. Drilling of holes from surface to allow placement of concrete and grout is complete and approximately 1,000 cubic metres of concrete has been poured in the north end of the tunnel. Additional pumping capacity has been installed. Work required to install the bulkhead and final concrete plug on the 420 metre level is proceeding in line with our plans.
In parallel to the remediation program, work is underway on the revision of the Cigar Lake mine design and plan. This work builds on past work and incorporates new information and experience of the past several years.
Cigar Lake’s construction licence expires on December 31, 2009. Cameco has submitted an application to extend the term and amend the licence to allow for completion of mine dewatering, remediation and construction activities, completion of shaft 2 and continued surface construction. Given the uncertainty regarding the condition of the underground, we have requested a four-year licence term, which is expected to allow sufficient time for Cameco to complete these activities. Following dewatering and depending upon the condition of the underground, it may be necessary to update the mine plan. Regulatory approval of an updated mine plan would be required to undertake mine development activities.
We will provide new estimates of the planned production date and capital cost after the mine has been dewatered, the condition of the underground has been evaluated and the mine plan has been updated to reflect any resulting information.
McArthur River/Key Lake
During the quarter, a number of milestones were achieved:
•	The freezewall for zone 2, panel 5 is sufficiently frozen to allow development of the raisebore chamber on the 510 metre level to commence. Despite challenging ground conditions, progress to date has been favourable and production from this area continues to be expected in the latter part of 2009.

•	In lower zone 4, development of the raisebore/freeze chamber on the 530 metre level was completed in June. Drilling and installation of freezeholes commenced in early July. Production from lower zone 4 is expected in 2010.

•	We recently received clarification from the regulators regarding the existing approval to operate the water inflow contingency treatment system if needed.

During the quarter, Cameco received regulatory approvals to begin construction of the replacement acid, steam and oxygen plants at Key Lake. Work to install foundations for the new plants is now in progress.
In June, the Canadian Nuclear Safety Commission approved an amendment to Key Lake’s operating licence, allowing flexibility in the annual licensed production limit. Under certain conditions, Cameco has approval to produce up to a maximum of 20.4 million pounds per year providing that the average annual production, calculated using 2003 as the base year, does not exceed 18.7 million pounds. Therefore, if production in a year falls below the target of 18.7 million pounds, Cameco may produce up to the annual maximum in subsequent years, until the shortfall is recovered. The amendment provides Cameco the opportunity to recover annual production shortfalls from 2003 onwards. A key benefit of this change is the ability to continue to operate the Key Lake mill even after the 18.7 million pound production target is achieved, avoiding the potential for restarts in cold winter temperatures. We continue to plan for annual production of 18.7 million pounds (100% basis) for the next few years primarily based on the transition to new mining areas under the McArthur River mine plan and demonstrated historic capacity of the Key Lake mill.
Inkai
A new tax code became law on January 1, 2009. Inkai has submitted to governmental authorities an amendment to its Resource Use Contract to adopt the new tax code. Cameco does not expect adopting the new tax code will have a material impact on Inkai at this time. However, the elimination of tax stabilization under the new tax code could be material to Inkai in the future.
Port Hope
UF6 production in Port Hope was restarted on June 17, 2009 after being suspended since December 2008 due to the lack of availability of HF on acceptable terms. HF is a primary feed material for the production of UF6. Cameco signed a new contract with its historic supplier of HF in May under terms that are mutually beneficial to both.
In late June, Cameco signed a contract with a second supplier of HF, broadening our sources of supply. Cameco expects to sign a contract with a third HF supplier in the near future.
Centerra
On June 11, 2009, Cameco announced the closing of an agreement with Centerra and the Kyrgyz government. As part of the closing, Centerra issued from treasury 18.2 million common shares to the government, which brings Centerra’s total issued and outstanding shares to 234.9 million. As well, we agreed to transfer to the government between 14.1 and 25.3 million common shares of Centerra, which are to be released to the government upon satisfaction of certain conditions. Until that time, we retain voting control over approximately 53% of the issued and outstanding shares of Centerra and will continue to fully consolidate the financial results of the company.
After satisfaction of all conditions to the transfer of shares by Cameco, the Kyrgyz government could own up to 33% of Centerra, Cameco no less than 38% and the balance, 29%, would be held by the remaining shareholders.
For more information on this agreement see our news releases dated April 24, 2009, April 30, 2009 and June 11, 2009, and note 12 of our second quarter unaudited consolidated financial statements.

On May 26, 2009, unionized employees initiated an illegal work stoppage at the Boroo mine resulting in a temporary suspension of mining and milling activities. The labour dispute was settled on June 16, 2009. Mining and milling activities remained suspended as a result of the Mongolian government’s June 12, 2009 suspension of the main operating licences for the Boroo mine. On July 27, 2009, the Mongolian government lifted the suspension and production has resumed. Centerra is continuing discussions with the Mongolian regulatory authorities regarding their concerns.
Other
Cameco intends to file a shelf prospectus in Canada for offerings of up to $1 billion in senior debt. We expect that initial issuances will be used to refinance all or a portion of the debt incurred to fund long-term investments made in 2008 with longer term maturities and for general corporate purposes.
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustments to net earnings.
Adjusted Net Earnings

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2009	2008	2009	2008
Net earnings (per GAAP)	247	150	329	284
Adjustments (after tax)
Loss (gain) on restructuring of the gold business	1	(36)	(16)	(28)
Stock option expense (recovery)[1]	—	33	—	18
Losses (gains) on financial instruments	(108)	(8)	(83)	13

Adjusted net earnings	140	139	230	287

[1]	Late in 2008, we amended our stock option program and began accounting for our options using their fair value at the grant date. Under this method, our stock option expense is highly predictable. For this reason, we will not be adjusting our net earnings for stock option expense in 2009.

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release was prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons		Properties
•	David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
•	Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
•	Grant Goddard, general manager, Cigar Lake project, Cameco	Cigar Lake
•	Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “outlook”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our forecast cost of uranium sales for 2009 and related discussion; our expected uranium production quantities for 2009; our consolidated outlook for 2009; 2009 outlook for uranium; BPLP’s outlook for 2009; Gold outlook for 2009; our expectation that adopting the new tax code will not have a material impact on Inkai at this time; and the expected date for completion of sealing the 2008 water inflow at Cigar Lake.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this new release and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk that our assumptions are incorrect; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the risk of material adverse changes in US/Canadian currency exchange rates, interest rates and costs, which we have assumed will remain constant or improve in our favour; the risk of material litigation or arbitration proceedings and the adverse outcome of such proceedings, which we have assumed will not occur; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; failure to obtain or maintain necessary permits, licences, and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall and tailings dam failures, and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes, lockouts, equipment failure or other causes, and the risk that such disruptions may occur; assumptions regarding the availability of reagents, equipment, operating parts, and supplies critical to production, and which are subject to the risk that our assumptions are incorrect; the successful transition to new mining areas at McArthur River commencing in 2009, which is subject to various expected and unanticipated risks; the dewatering and depressurization programs at Kumtor continue to produce the expected results and the water management systems work as planned, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the remediation of and return to pre-flood construction at Cigar Lake, and the risk of delay or ultimate lack of success; the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the risk of a significant decline in general economic conditions, which we have assumed will not occur; and other development, operating, environmental and safety risks.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form and current annual, first and second quarter MD&A.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer-term assumptions and estimates than those for 2009, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
QUARTERLY DIVIDEND NOTICE
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.06 per share on the outstanding common shares of the corporation that is payable on October 15, 2009, to shareholders of record at the close of business on September 30, 2009.
CONFERENCE CALL
Cameco invites you to join its second quarter conference call on Wednesday, August 12, 2009 at 11:00 a.m. Eastern time.
The call will be open to all investors and the media. To join the conference on Wednesday, August 12, please dial (416) 340-8530 or (877) 240-9772 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Thursday, September 10, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 5416454 #).

ADDITIONAL INFORMATION
A full copy of Cameco’s 2009 second quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a significant interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316